Exhibit (d)(6)

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

FOR THE TIAA-CREF LIFE FUNDS

AMENDMENT, dated May 1, 2024, to the Investment Advisory Agreement (the “Agreement”), as amended, by and between TIAA-CREF Life Funds (the “Trust”), with respect to certain of the Trust’s series (the “Funds”), and Teachers Advisors, LLC (“Advisors”).

WHEREAS, Advisors and the Board of Trustees of the Trust have agreed to implement a Complex-Level Fee schedule for certain of the Funds, in addition to the existing Fund-Level Fee schedule outlined in the Agreement, to include certain assets of the closed-end and open-end registered investment companies overseen by the Board and advised by Nuveen Fund Advisors, LLC or Advisors as Complex-Level Assets for purposes of calculating the Complex-Level Fee, and to make certain corresponding changes to the Fund-Level Fee schedule.

NOW THEREFORE, the parties hereby memorialize that understanding by replacing the existing Appendix A of the Agreement in its entirety with the attached updated Appendix A.

IN WITNESS WHEREOF, the Trust and Advisors have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF LIFE FUNDS

By:

Title:

TEACHERS ADVISORS, LLC

By:

Title:

APPENDIX A

(as of May 1, 2024)

A.	Compensation pursuant to Section 4 of this Agreement shall be calculated with respect to each Fund, other than the Nuveen Life Large Cap Responsible Equity Fund, Nuveen Life Stock Index Fund, Nuveen Life Balanced Fund and Nuveen Life Money Market Fund, in accordance with the following schedule applicable to the average daily net assets of the Fund: each Fund’s advisory fee will equal the sum of a Fund-Level Fee and a Complex-Level Fee. For the Nuveen Life Large Cap Responsible Equity Fund, Nuveen Life Stock Index Fund, Nuveen Life Balanced Fund and Nuveen Life Money Market Fund, the advisory fee will be made up of only the Fund-Level Fee.

B.	The Fund-Level Fee for each Fund shall be computed by applying the following annual rate to the average total daily net assets of the Fund:

	Assets under management	Fund-Level Fee rate
Fund		(average daily net assets)
Nuveen Life Growth Equity Fund	All Assets	0.29%
Nuveen Life Core Equity Fund	All Assets	0.29%
Nuveen Life Large Cap Value Fund	All Assets	0.29%
Nuveen Life Real Estate Securities Select Fund	All Assets	0.34%
Nuveen Life Small Cap Equity Fund	All Assets	0.30%
Nuveen Life Large Cap Responsible Equity Fund	All Assets	0.15%
Nuveen Life Stock Index Fund	All Assets	0.06%
Nuveen Life International Equity Fund	All Assets	0.34%
Nuveen Life Core Bond Fund	All Assets	0.14%
Nuveen Life Money Market Fund	All Assets	0.10%
Nuveen Life Balanced Fund	All Assets	0.10%

C.	The Complex-Level Fee for each Fund subject to it shall be computed by applying the Complex-Level Fee Rate (as applied to a specific Fund and as defined below, the “Fund-Specific Complex-Level Fee Rate”), to the average total daily net assets of the Fund. The Complex-Level Fee Rate shall be determined based upon the aggregate daily net assets of all Eligible Funds, as defined below (with such daily net assets to include — in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by the Eligible Fund — such leveraging net assets) (such assets referred to as “Complex-Level Assets”), and shall be computed by applying the following annual rate to the average daily Complex-Level Assets:

Complex-Level Fee Rate at Breakpoint
Complex-Level Asset
Breakpoint Level	Level
For the first $124.3 billion	0.1600%
For the next $75.7 billion	0.1350%
For the next $200 billion	0.1325%
For amounts over $400 billion	0.1300%

Except as described below, “Eligible Funds,” for purposes of the Agreement, shall mean all Nuveen-branded closed-end and open-end registered investment companies organized in the United States. Eligible Funds do not include Nuveen-branded exchange-traded open-end registered investment companies, Nuveen-branded open-end registered investment companies operating as funds-of-funds, Nuveen-branded open-end registered investment companies operating as money market funds, Nuveen-branded open-end registered investment companies operating as index funds, Nuveen Large Cap Responsible Equity Fund or Nuveen Life Large Cap Responsible Equity Fund. Eligible Funds include the active equity and fixed income Nuveen-branded open-end registered investment companies advised by Advisors (except those identified immediately above) (the “Eligible Advisors-Advised Funds”); however, Complex-Level Assets will include only the specified percentage of the aggregate average daily net assets of the Eligible Advisors-Advised Funds as of the dates noted in the following schedule (the “Eligible Advisors-Advised Fund Assets”):

Effective Date	Percent of Eligible Advisors-Advised Fund Assets Included as Complex-Level Assets
May 1, 2024	11.00%
May 1, 2025	21.00%
May 1, 2026	31.00%
May 1, 2027	41.00%
May 1, 2028	51.00%
May 1, 2029	61.00%
May 1, 2030	71.00%
May 1, 2031	81.00%
May 1, 2032	91.00%
May 1, 2033	100.00%

“Fund-Specific Complex-Level Fee Rate” shall be the Complex-Level Fee Rate applicable to a specific Fund that is an Eligible Fund. For each Fund that is an Eligible Fund, the Fund-Specific Complex-Level Fee Rate is the annual fee rate calculated as the sum of (i) the product of the Complex-Level Fee Rate and the percentage of the average daily net assets of the Fund that are Eligible Advisors-Advised Fund Assets as of that date and (ii) the product of 0.1600% and the percentage of the average daily net assets of the Fund that are not Eligible Advisors-Advised Fund Assets as of that date.

Any open-end or closed-end funds that subsequently become a Nuveen-branded fund because either (a) Nuveen, LLC or its affiliates acquire the investment adviser to such funds (or the adviser’s parent), or (b) Nuveen, LLC or its affiliates acquire the fund’s adviser’s rights under the management agreement for such fund (in either case, such acquisition an “Acquisition” and such fund an “Acquired Fund”), will be evaluated by both Nuveen management and the Nuveen Funds’ Board, on a case-by-case basis, as to whether or not the assets of such Acquired Funds would be included in Complex-Level Assets and, if so, whether there would be a basis for any adjustments to the complex-level breakpoint schedule and/or its application. Any such adjustments would be reflected in a future amendment to the Agreement.